For period ended 10/31/2006
Registrant Name: American Beacon Funds
File Number: 811-4984

Exhibit 99.77Q3

Report of Independent Registered Public Accounting Firm


To the Board of Trustees and
Management of American Beacon Advisors, Inc.:

We have examined management assertion, included in the accompanying Report of Management on Compliance with Requirements of the Interfund Lending Procedures Agreement, that American Beacon Advisors, Inc. (ABA) has complied with the requirements of the Interfund Lending Procedures (Credit Agreement) Agreement involving the American Beacon Master Trust, American Beacon Funds, American Beacon Mileage Funds, American Beacon Select Funds and ABA (hereinafter collectively referred to as the Company) during the period from October 1, 2005 through September 30, 2006 (the Period). Management is responsible for the Company compliance with those requirements. Our responsibility is to express an opinion on management assertions about the Company compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company compliance with specified requirements.

Included among our procedures were the following tests performed, along with the associated findings, with respect to loans made through the Credit Facility during the Period:

1. We compared interfund loan rates assessed to loans made through the Credit Facility during the Period to Repo Rates (as defined in the Credit Facility) and yields of money market funds in which the lending fund could invest to determine that the interfund loan rates assessed were higher. We also compared interfund loan rates to Bank Loan Rates (as defined in the Credit Facility) to determine that the interfund loan rates assessed were lower. No exceptions were noted as a result of applying this procedure.

2. We determined through our review of the borrowing funds general ledgers that none of the borrowing funds that obtained loans made through the Credit Facility during the Period had third party borrowings at the time that each of the interfund loans was made. We therefore found that compliance with collateral requirements of the Credit Facility were not applicable.

3. We recalculated percentage limitations on interfund borrowing and lending funds general ledgers by performing the following procedures:
a. Dividing the aggregate outstanding loan amounts from the Credit Facility by the borrowing funds net assets to ensure a borrowing fund's aggrregate outstanding loans through the Credit Facility did not exceed 15 percent of its net assets at the time of the loan,
b. Dividing the aggregate outstanding borrowings from the Credit Facility and other sources, if any, by the borrowing funds total assets to ensure a borrowing funds aggregate outstanding loans immediately after the interfund borrowing did not exceed more than 33 1/3 percent of its total assets, and c.Dividing the lending funds aggregate interfund loans to any one fund by the lending funds net assets to ensure that interfund loans to any one fund did not exceed 5 percent of the lending funds net assets.

Additionally, we determined through the use of notes and e-mails from State Street Bank rather than the borrowing and lending funds general ledgers that a funds borrowings through the credit facility, as measured on the day when the most recent loan was made, did not exceed the greater of 125 percent of the borrowing funds total net cash redemptions and 102 percent of sales fails for the preceeding seven calendar days.

No exceptions were noted as a result of applying each the aforementioned procedures.


4. We determined that allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board was not applicable as borrowing requests were fulfilled in all instances during the Period. Consequently, the allocation of interfund borrowing among borrowing funds in an equitable manner during the Period was not required.

5. We determined that none of the borrowing funds general ledgers that none of the borrowing funds that obtained loans made through the Credit Facility during the Period had third party borrowings at the time that each of the interfund loans were made. We therefore found that the determination of whether interfund loan rates assessed did not exceed the interest rates on any third party borrowings of a borrowing fund at the time an interfund loan was made was not applicable.

In our opinion, management assertion that the Company complied with the aforementioned requirements for the period ended September 30, 2006, is fairly stated, in all material aspects.

This report is intended solely for the information and use of management and the Board of Trustees of the Company, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


                                         /S/ ERNST & YOUNG LLP


Dallas, Texas
October 11, 2006